This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 – 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about March 22, 2005

Item 3.	News Release

March 22, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Closing of Private Placement

TAG Oil Ltd., announced today the closing of a private placement to a group of North America and European accredited investors.

TAG also reports that its wholly owned subsidiary TAG Oil (NZ) Limited has entered into an agreement whereby Bridge Petroleum Limited will assign a 16.67% of Bridge Petroleum’s 33% interest in Petroleum Exploration Permit 38745.

Item 5.	Full Description of Material Change

Calgary, Alberta – March 22, 2005 --/PRNewswire/-- TAG Oil Ltd., announced today the closing of a private placement to a group of North America and European accredited investors.

The Company issued 9,066,500 units (US$0.40 per unit) for net proceeds of US$3.63 million. There were no finder or broker fees paid in connection with this placement. The Units consist of one common share and one non-transferable warrant exercisable into one common share. Each warrant is exercisable at US$0.60 and US$0.80 respectively over a two-year term, subject to accelerated expiry of the warrants 30 days from the date notice is given, at the Company’s election, should the Company’s shares trade above US$1.00 in the first year and US$1.20 in the second year. With the closing of this funding, the Company has 26,026,081 shares outstanding (36,425,076 fully diluted).

Alan Hart, TAG Oil’s Chairman commented, “We are delighted that the investment community oversubscribed to this placement in order to participate in TAG’s growth. The proceeds of this funding will primarily be allocated towards our program in Taranaki, focused on identifying shallow drilling prospects within TAG’s 100% controlled acreage.”

TAG also reports that its wholly owned subsidiary TAG Oil (NZ) Limited has entered into an agreement whereby Bridge Petroleum Limited will assign a 16.67% of Bridge Petroleum’s 33% interest in Petroleum Exploration Permit 38745. This 12,500-acre Permit is in immediate proximity to PEP 38741 where TAG already holds a 20% interest, and is in the heart of the Taranaki production fairway. This new Permit will replace a portion of the Hursthouse AMI, which TAG entered into with partners Bridge Petroleum, Tap Oil and Westech Energy late in 2004.

TAG Oil Ltd. is a Canadian based exploration company that is exploring for oil and natural gas in New Zealand. The Company’s shares are quoted on the OTC Bulletin Board (OTCBB), trading symbol TAGOF. For additional information please visit our website at http://www.tagoil.com/.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report

March 22, 2005

“Garth Johnson”
_______________________________
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia